EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Loss from continuing operations	$(8,536)	$(2,543)	$(10,917)	$(7,324)

Add (from continuing operations):
Interest on indebtedness	13,780	12,196	24,979	24,505
Portion of rents representative of the interest factor	401	395	795	786

Earnings	$5,645	$10,048	$14,857	$17,967

Fixed charges from continuing operations:
Interest on indebtedness	$13,780	$12,196	$24,979	$24,505
Capitalized interest	503	393	911	590
Portion of rents representative of the interest factor	401	395	795	786

Fixed charges	$14,684	$12,984	$26,685	$25,881

Ratio of earnings to fixed charges	—	—	—	—
For the three months ended June 30, 2011 and 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $9.0 million and $2.9 million, respectively.
For the six months ended June 30, 2011 and 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $11.8 million and $7.9 million, respectively.